August 15, 2011

VIA EDGAR

Allison White, Esq. U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 81 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 811-07953 and 333-17217)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on June 21, 2011 concerning Post-Effective Amendment No. 81 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on June 3, 2011, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which will be reflected in Post-Effective Amendment No. 84 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 84”).  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

PROSPECTUS

1.	Please supplementally confirm that the Trust will file an interactive data file with respect to the Portfolio’s risk/return summary.

The Trust confirms that it will file an interactive date file with respect to the Portfolio’s risk/return summary as required by Form N-1A, General Instruction C.3.(g).

2.           Fee Table and Example

(a)	Please supplementally confirm that the expense limit reflected in the fee table will extend at least one year from the date of the prospectus.

The Trust confirms that the expense limit reflected in the fee table will extend at least one year from the effective date of Post-Effective Amendment No. 84 as required by Item 3, Instruction 3(e) of Form N-1A.

Allison White, Esq.
August 15, 2011

(b)	Please supplementally confirm that any ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table.

While the Portfolio has the ability to invest in ETFs as part of its principal investment strategy, it is anticipated that the Portfolio initially will have limited, if any, exposure to ETFs.  Accordingly, the estimated expenses reflected in the Acquired Fund Fees and Expenses line item in the fee table do not include any expenses related to ETF investments.  However, the Trust confirms that any such expenses that are incurred by the Portfolio will be reflected in future updates to the fee table for this Portfolio.

(c)	Please supplementally confirm that, in the example, the expense limit is only reflected for the period of the waiver.

The Trust confirms that, in the example, the expense limit is only reflected for the period of the waiver.

3.          Principal Risks

(a)	Please consider whether Portfolio Turnover Risk should be included as a principal risk of the Portfolio.

The Trust has considered the staff’s comment and has determined that Portfolio Turnover Risk should not be included as a principal risk of the Portfolio.  The Trust notes that, although the Portfolio may at some point engage in frequent trading, it is not anticipated that the Portfolio will do so as a principal strategy during its start-up period.  In addition, the Trust notes that, when the Portfolio engages in frequent trading, it will not experience the same impact that is typically associated with high portfolio turnover, such as increased transaction costs, because there are no transaction costs associated with the Portfolio’s investments in Underlying Portfolios.

(b)
If true, please confirm that the Underlying Portfolio prospectuses disclose that Underlying Portfolio assets may be subject to large outflows and inflows, which could result in increased transaction costs and expenses.

The Trust confirms that the Underlying Portfolio prospectuses disclose that Underlying Portfolio assets may be subject to large outflows and inflows, which could result in increased transactions costs and expenses.

4.           Purchase and Redemption of Portfolio Shares

(a)	If true, please add disclosure stating that the Portfolio is only available in connection with the asset transfer program.

The Trust has added the requested disclosure.

Allison White, Esq.
August 15, 2011

(b)	If shares of the Portfolio may be sold to other eligible investors, please explain why an individual investor may want to invest in the Portfolio.

As indicated in the Trust’s response to comment 4.a., the Portfolio is only available in connection with the asset transfer program.

5.           Payments to Broker-Dealers and Other Financial Intermediaries

In the second sentence, please revise the phrase “sponsoring investment company” to “sponsoring insurance company.”

The Trust has made the requested change.

6.	Buying and Selling Shares

(a)
The disclosure in this section states that the Trust’s frequent trading policies and procedures do not apply to the Portfolio.  Accordingly, please consider whether disclosure regarding such policies and procedures is appropriate and whether the Portfolio instead should provide disclosure in response to Item 11(e)(3) of Form N-1A.

The Trust has considered the staff’s comment and believes that the current disclosure regarding frequent trading policies and procedures is appropriate.  The Trust notes that Item 11(e)(3) of Form N-1A requires disclosure if a fund’s board has not adopted policies and procedures with respect to frequent purchases and redemptions of fund shares.  The Trust does not believe this item is applicable to the Portfolio because the Portfolio has policies and procedures with respect to frequent purchases and redemptions of fund shares, even if these policies and procedures are to exempt transactions in the Portfolio’s shares from the Trust’s policies and procedures.  However, in response to the staff’s comment, the Trust has added disclosure to the section entitled “Buying and Selling Shares” to explain why the Portfolio’s policies and procedures exempt transfers, purchases and redemptions of its shares from the Trust’s frequent trading policies and procedures.

(b)
With respect to the Underlying Portfolios, please disclose whether the Manager will monitor the Underlying Portfolios for compliance with the Trust’s frequent trading policies and procedures as they may relate to the new Portfolio.

The Trust has not made any changes in response to this comment.  The Trust notes that the current disclosure in the section of the prospectus entitled “Buying and Selling Shares” states that the Trust’s frequent trading policies and procedures “do not apply to transfers, purchases and redemptions … of shares of other Portfolios of the Trust by funds of funds managed by FMG LLC.”  As the Portfolio is a fund of funds managed by FMG LLC, the Portfolio’s purchases and redemptions of Underlying Portfolio shares will not be subject to the Trust’s frequent trading policies

Allison White, Esq.
August 15, 2011

and procedures. Accordingly, FMG LLC will not be required to monitor the Underlying Portfolios for compliance with the Trust’s frequent trading policies and procedures as they relate to the Portfolio.

PART C

7.	Exhibits

Please file copies of the Trust’s executed agreements, rather than “forms of” the agreements, except as otherwise permitted by Rule 483 under the Securities Act of 1933.

In response to this comment, the Trust has revised its Part C to remove references to agreements that are no longer in effect.  As a result of these revisions, there are no longer references in the Part C to “forms of” agreements.  In addition, all of the agreements that will be filed as exhibits with Post-Effective Amendment No. 84 are executed agreements.

MISCELLANEOUS

8.	Please provide “Tandy” representations and a response letter in the form of EDGAR correspondence.

This response letter has been filed in the form of an EDGAR correspondence. A “Tandy” letter will be filed in connection with Post-Effective Amendment No. 84.

*           *           *           *           *

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:           Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP